SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission dated October 9, 2025

Buenos Aires, October 9, 2025.

Messrs.

Comisión Nacional de Valores (“CNV”)

25 de Mayo 175

Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

Buenos Aires

A3 Mercados S.A. (“A3 Mercados”)

Maipú 1210

Buenos Aires

Ref.: Acquisition of Company’s Own Shares

Dear Sirs,

The purpose of this letter is to comply with the requirements of article 23, Chapter VI of the ByMA Listing Regulations.

In that regard, we inform you that the Board of Directors of the Company, at its meeting held on October 9, 2025, resolved to approve the terms and conditions for the acquisition of shares issued by the Company for up to AR$19,056,000.000, in accordance with article 64 of Law No.26,831 and CNV Rules. The terms and conditions approved by the Board of Directors for the acquisition of shares issued by the Company are the following:

1.	Purpose: Granting of share compensation plans.

2.	Maximum investment amount: Up to AR$19,056,000,000.

3.

Maximum number of shares to be acquired: The number of Class D ordinary shares of the Company with a par value of AR$10.00 per share and entitled to one vote each to be acquired, shall be determined by the price at which they are acquired on the market, which shall not exceed the limit of 10% of the Company’s share capital, in accordance with the applicable regulations.

4.

Daily limit for acquisitions in the market: In accordance with applicable regulation, the daily limit for acquisitions in the market is up to 25% of the average daily trading volume for the share, jointly in the markets where it is listed, over the previous 90 business days.

5.	Purchase price to be paid for the shares: Up to a maximum of AR$55,45 per share on the ByMA and US$38.80 per ADR in the New York Stock Exchange.

6.

Term in which the acquisitions will be completed: Within 90 calendar days starting from the business day following the publication date of the information posted on the websites of the CNV and ByMA, subject to any renewal or extension of the term, which shall be informed to the investing public in the same manner.

7.

Source of funds: The acquisition of shares shall be carried out with the reserve for the purchase of the Company’s own shares, which amounts to AR$34,205,000,000 approved by the General Ordinary and Extraordinary Shareholders’ Meeting held on April 30, 2025, on the occasion of approving the Financial Statements as of December 31, 2024, stating that the Company has the necessary liquidity to undertake the aforementioned acquisitions without affecting its solvency.

8.

Number of shares outstanding: By way of information, as of October 8, 2025, the Company has issued 392,410,662 outstanding shares, which are fully subscribed and paid up, after deducting 902,131 shares held by the Company as of that date.

Yours faithfully,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: October 9, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer